Exhibit 1.5
For Immediate Release
Arsenal Football Club and China.com Inc.
Launch Exclusive Online and Wireless Partnership

World-class online content and wireless offerings for the 2005 FA Cup Winners brought to football fans in Greater China
HONG KONG, July 7, 2005 – China.com Inc. (“China.com”; Hong Kong Stock Code: 8006), a Mobile Value Added Services (MVAS), Internet portal, and online game provider, and 81%-owned subsidiary of CDC Corporation (NASDAQ: CHINA), has signed an exclusive partnership with Arsenal Football Club (“Arsenal”), to launch the official Chinese website and wireless services in Greater China for the 2005 FA Cup winners. The website will target over a hundred million football fans across Greater China and the global Chinese community.
Under the terms of the deal, China.com will be the exclusive partner and provider of Internet and Mobile applications and services for Arsenal in the People’s Republic of China, Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan.
The website will be operated, hosted and promoted by China.com and will provide football fans across Greater China with the latest team news, match results, statistics and player profiles, as well as player interviews and photo galleries. Planned interactive features include chatrooms, a video clip library, online games, downloads, an online forum and an e-shopping platform.
In addition, China.com will also offer a variety of Arsenal content to consumers via its wireless platform through SMS (short messaging services), WAP (wireless application protocols), MMS (multimedia messaging services) and IVR (interactive voice response). This content will include live match scores, event news, pictures, audio and video content, downloads, ringtones and mobile games.
Adrian Ford, Commercial Director of Arsenal Football Club said, “Teaming up with China.com, one of the top wireless and online services providers in Greater China, will help Arsenal connect with the Chinese community around the world. The new website and wireless offerings will help us talk to and interact with the ever-growing number of Arsenal fans in Greater China in their own language.”
The Arsenal partnership reinforces China.com’s vision in sports content and builds its portfolio of exclusive online content and MVAS services for a variety of outstanding sports organizations and events, including Liverpool Football Club, the Shanghai Shenhua Football Club and The 10th National Games in China.
“Our partnership with Arsenal, the 2005 FA Cup winners, furthers our mission to provide world-class sports content on our China.com portal and to our mobile users, and follows upon our exclusive arrangements with Liverpool FC announced last week. Arsenal and the English Premier League have great appeal to football enthusiasts across Greater China, and this new partnership will help us achieve our goal of becoming the leading online and wireless sports destination in China.” said Rudy Chan, CEO of China.com Inc.

Mr. Chan added, “According to official statistics, China has over 100 million football fans and over 80,000 registered players. As CSM (CVSC-SOFRES Media) research in 2004 showed, 60% of adult males in China closely followed the English Premier League matches shown on national Dragon TV and on 30 local TV stations throughout China. We believe there is a significant market opportunity and are delighted to partner with Arsenal, one of the most prestigious clubs in world football, to help them grow their sports brand in Greater China.”
Tony Lam, Director of sports initiatives said, “We have seen football’s profile in China rise exponentially and even the national broadcaster, CCTV and its Sports Channel’s program ‘Total Soccer’ has achieved a 50 million audience base. One of our first launch activities as the exclusive online and wireless services provider for Arsenal will be to provide the program’s fans with a chance to win Arsenal premiums. We are excited to launch “Arsenal Fever” in Greater China through our portal, mobile business and with partners like CCTV.”
The Arsenal Chinese website and wireless services are targeted to launch in mid-July.
- Ends -
About Arsenal Football Club
Founded in 1886 Arsenal has been one of the UK’s leading football clubs over the past century.
The Club has experienced regular success over the years, as League Champions 13 times (last won in 2004), FA Cup winners nine times (last won in 2005) and League Cup winners twice (last won in 1994).
Being front runners in the Premiership since its formation in 1992, the Club has also experienced success on the continent winning the European Cup Winners’ Cup in 1994 and being runners-up in the same competition the following year. Under current manager Arsène Wenger, Arsenal has also qualified for the UEFA Champions League for the past eight seasons and reached the final of the UEFA Cup in 2000.
Recent major developments include the completion of a multi-million pound training complex in Hertfordshire in 1999, incorporating Arsenal’s Academy for Youth Development. Also, the ongoing construction of the Club’s new 60,000 capacity Emirates Stadium, which will be Arsenal’s new home from August 2006.
About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, business services, mobile applications and internet media. The company has approximately 1,900 employees with operations in 14 countries.
For more information about CDC Corporation, please visit the website www.cdccorporation.net.
About China.com Inc
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading Mobile Value Added Services (MVAS), Internet services and online game company operating principally in China, and an 81%-owned subsidiary of CDC Corporation (former chinadotcom corporation) (NASDAQ: CHINA; website: www.cdccorporation.net), was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

Safe Harbor Statement
The statements in this news release, other than historical financial information, contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from anticipated results. These forward looking statements include statements relating to our ability to build, operate, host and promote a website and offer SMS, WAP, MMS and IVRS services with attractive content to consumers, the ability of our partnership to bring distinctive marketing opportunities for our business partners to promote their brands and products, our ability to offer consumers with up to date soccer news and other content, and the ability of the partnership to benefit both our partners’ e-marketing campaigns and our business development.
For further information, please contact:

Arsenal
Dan Tolhurst	Adrian Ford
Communications Manager	Commercial Director
Tel: +44 (0) 207 704 4013	Tel: +44 (0) 207 704 4187
Fax: +44 (0) 207 704 4011	Fax: +44 (0) 207 704 4171
E-mail: dtolhurst@arsenal.co.uk	E-mail:aford@arsenal.co.uk

CDC Corporation
Media Relations	Investor Relations

Anne Yu	Craig Celek
Vice President, Corporate Planning	Vice President, Investor Relations
Tel : (852) 2237 7020	Tel: 1 (212) 661 2160
Fax: (852) 2571 0410	Fax: 1 (646) 827 2421
e-mail: media@cdccorporation.net	e-mail: craig.celek@cdccorporation.net

China.com Inc.
Agnes Li
Corporate Communications Manager
Tel: (852) 2237 7181
Fax: (852) 2571 0410
e-mail: media@hk.china.com